November 8, 2006

VIA EDGAR AND FEDERAL EXPRESS

Michael McTiernan

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Telzuit Medical Technologies, Inc.

Registration Statement on Form SB-2

Filed June 26, 2006

File No. 333-135287

Dear Mr. McTiernan:

On behalf of Telzuit Medical Technologies, Inc. (the “Company”), we have filed a pre-effective amendment to the Company’s Registration Statement on Form SB-2 originally filed on June 26, 2006, and previously amended on August 10, 2006. This pre-effective amendment reflects the changes discussed in our correspondence to you dated November 2, 2006. Our November 2, 2006 correspondence responded to your comments provided by letter dated October 13, 2006. The comments of your October 13, 20006 letter are set forth below in italics, and each comment is followed by the Company’s response. In addition, the Company has also updated the registration statement to include audited financial statements for the Company’s fiscal year end June 30, 2006 and to bring the registration statement current.

General

1.	We note the analysis you provided in your letter dated September 8, 2006. However, based on the amount of shares registered on behalf of Vicis Capital, we believe the offering is an indirect primary offering and that Vicis Capital is an underwriter. Please revise the disclosure accordingly and revise to identify the fixed price at which the shares will be offered.

As discussed in our November 2, 2006 correspondence, we have reduced the number of shares being offered for resale by Vicis Capital Master Fund in the registration statement from 13,369,212 to 8,816,771 shares of common stock, or 34% of the total number of outstanding shares of common stock held by non-affiliates of the Company. 1 The total number of outstanding shares of common stock not held by affiliates of the Company equals 25,931,860.

[1]	The number of shares of Common Stock outstanding does not include (i) common shares underlying outstanding convertible securities, option, or warrants (including the Debentures, Series C Warrants, and Series D Warrants being registered in this offering), (ii) shares held by affiliates of Vicis, or any person with a contractual relationship with Vicis regarding the transaction, and (iii) shares held by affiliates of the Company.

United States Securities and Exchange Commission

November 8, 2006

As a result of this reduction, the registration statement will provide for the resale of the following securities held by Vicis:

•	6,678,957 shares of Common Stock issuable upon conversion of the Registrant’s issued and outstanding 10% Senior Secured Convertible Debentures; and

•	2,137,814 shares of Common Stock issuable upon exercise of the Registrant’s issued and outstanding Series C Common Stock Purchase Warrants.

We respectfully submit that the number of shares being registered for resale by Vicis, as well be reflected in the amended SB-2 Registration Statement, represents a secondary sale under Rule 415(a)(1)(i) and is eligible to made on a shelf basis under Rule 415(a)(1)(i), for the following reasons:

•	the conversion price and exercise prices of all securities being registered (i.e., the 10% Convertible Debentures, Series C Common Stock Purchase Warrants, and Series D Common Stock Purchase Warrants) are not variable or adjustable relative to the trading price of the Company’s common stock;

•	All securities held of record by Vicis (10% Convertible Debentures, Series A Common Stock Purchase Warrants, Series B Common Stock Purchase Warrants, Series C Common Stock Purchase Warrants, and Series D Common Stock Purchase Warrants) prohibit Vicis from acquiring greater than 4.99% of the Company’s common stock upon conversion or exercise, i.e., each security has an equity conversion block;

•	Vicis currently does not own or hold any voting securities;

•	Vicis neither has a representative on our board of directors nor has a role in our management;

•	On a fully-diluted basis, the securities being registered for resale by Vicis in the SB-2 Registration Statement are less than 10% of our capital stock; and

•	Also please refer to comment #1 in our response letter to you dated to August 10, 2006, and comments # 1 and #2 in our letter to you dated to September 8, 2006 for additional discussion and support.

2.	We note your response to prior comment 4 that Telephone Interpretation No. 3S(b) of the Manual of Publicly Available Telephone Interpretations (March 1999 Interim Supplement) provides support for the registration of the 550,000 shares. However, we do not agree that the referenced telephone interpretation provides support for including the 550,000 shares that were not issued prior to filing the registration statement. Please remove these shares from the registration statement.

We have deleted the 550,000 shares held by Mr. Azarvan from the registration statement.

Selling stockholders, page 21

3.	We note your response to prior comment 5. We will review your revisions in the next amendment.

We have revised the introduction to the Selling Stockholders table as requested in the registration statement.

Exhibit 5.1

4.	We note your response to prior comments 6 and 7. Please file the revised opinion or provide us a revised draft along with your amendment.

The opinion of counsel has been revised as requested.

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

November 8, 2006

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (407) 354-1222 or Brent A. Jones, Esq., Bush Ross, P.A., at (813) 204-6420.

Sincerely,

/s/ Warren D. Stowell
Warren D. Stowell
President and Chief Executive Officer

cc: Bush Ross, P.A.

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222